Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.: 000-31257

Brocade Contacts
Investor Relations	Media Relations
Shirley Stacy	Leslie Davis
408-333-5752	408-333-5260
sstacy@brocade.com	lmdavis@brocade.com
BROCADE FILES S-4 REGISTRATION STATEMENT FOR MCDATA ACQUISITION
SAN JOSE, Calif.—October 3, 2006—Brocade (Nasdaq: BRCD) today announced that it has filed a registration statement on Form S-4 with the Securities and Exchange Commission relating to the acquisition of McDATA Corporation (Nasdaq: MCDTA/MCDT). Brocade also announced that the Federal Trade Commission (FTC) has requested additional information and documentary material in connection with its regulatory review of Brocade’s proposed acquisition of McDATA, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Brocade intends to respond promptly to the request and will continue to work closely with the FTC as it conducts its review. Brocade continues to expect the transaction will close as early as its first quarter of fiscal year 2007, ending January 27, 2007.
Cautionary Statement
This press release contains statements that are forward-looking in nature, including statements regarding the timing and completion of Brocade’s proposed acquisition of McDATA. These statements are based on current expectations on the date of this press release and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the risk that transaction may be delayed or does not close, and the risk that required stockholder or regulatory approvals for the acquisition may not be obtained. Certain of these and other risks are set forth in more detail in the section entitled “Risk Factors” under Item 1A of Part II of Brocade’s Quarterly Report on Form 10-Q for the quarter ended July 29, 2006 filed on September 6, 2006 and in Brocade’s registration statement on Form S-4 filed on October 3, 2006. Brocade assumes no obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.
Brocade Communications Systems, Inc.
1745 Technology Dr. San Jose, CA 95110
T 408.487.8000 F 408.487.8101
www.brocade.com

About Brocade Communications Systems, Inc.
Brocade delivers the industry’s leading platforms and solutions for intelligently connecting, managing, and optimizing IT resources in shared storage environments. The world’s premier systems, server, and storage providers offer the Brocade SilkWorm family of fabric switches and software as the foundation for SAN solutions in organizations of all sizes. In addition, the Brocade Tapestry family of application infrastructure solutions extends the ability to proactively manage and optimize application and information resources across the enterprise. Using Brocade solutions, organizations are better positioned to reduce cost, manage complexity, and satisfy business compliance requirements through optimized use and management of their application infrastructures. For more information, visit the Brocade Web site at www.brocade.com or contact the company at info@brocade.com.
IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC
Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.
McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
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Brocade, the Brocade B weave logo, Fabric OS, File Lifecycle Manager, MyView, Secure Fabric OS, SilkWorm, and StorageX are registered trademarks and Tapestry is a trademark of Brocade Communications Systems, Inc., in the United States and/or in other countries. All other brands, products, or service names are or may be trademarks or service marks of, and are used to identify, products or services of their respective owners.